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                                                                    EXHIBIT 20.1

                                 PRESS RELEASE


Topro, Inc.
2525 W. Evans Ave.
Denver, CO 80219


TOPRO, INC. ANNOUNCES THE APPOINTMENT OF JOHN JENKINS AS CHAIRMAN OF THE BOARD

September 19, 1997 Topro, Inc., (Nasdaq: TPRO), announced the appointment of John Jenkins as Chairman of the Board which has been effective since the middle of August. Mr. Jenkins has replaced Larry Ethridge who was one of the founders and served as president and CEO until January, 1995 when Mr. Jenkins was appointed.

The Board of Directors has also formed a nominating committee to develop an expanded slate of Directors for election at the Company's annual meeting to be held this fall.

Ethridge said, "I have had a long fulfilling career at Topro and am exceedingly proud of the position the Company has developed. I am now ready to step into retirement and enjoy some extended travel. I also believe that the Company has moved to a new plateau where different background skills are required at the board level."

Jenkins said that the Company will look to add directors with specific information technology service backgrounds and software development experience.

Topro is an industry leader in systems integration and information technology solutions, helping clients in the manufacturing and process industries integrate their production processes, applications, hardware and software into seamless manufacturing enterprises. Topro is a leading independent factory automation and control system integrator, with staff of 275 system engineers and 10 regional offices throughout the U.S.




Contacts:
Topro, Inc.                                 Pacific Consulting Group, Inc.
John Jenkins                                Scott Liolios
(303) 935-1221                              (714) 574-3860


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